MEMORANDUM OF RESPONSES
                         PETROSEARCH ENERGY CORPORATION
                       REGISTRATION STATEMENT ON FORM SB-2
                                 AMENDMENT NO. 1
                              FILED ON JUNE 8, 2007
                               FILE NO. 333-142100

On behalf of Petrosearch Energy Corporation (the "Company"), set forth below are the Company's responses to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Company's Amendment No. 1 to Form SB-2 filed on June 8, 2007 (the "Registration Statement"), which comments were contained in the Staff's letter to the Company dated June 20, 2007 (the "Comment Letter").

For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company's response in plain text.

1. WE NOTE YOUR RESPONSES TO OUR PRIOR COMMENTS 1 THROUGH 9. GIVEN THE SIZE RELATIVE TO THE NUMBER OF SHARES OUTSTANDING HELD BY NON-AFFILIATES, THE NATURE OF THE OFFERING AND THE SELLING SECURITY HOLDERS, THE TRANSACTION APPEARS TO BE A PRIMARY OFFERING. BECAUSE YOU ARE NOT ELIGIBLE TO CONDUCT A PRIMARY OFFERING ON FORM S-3, YOU ARE NOT ELIGIBLE TO CONDUCT THE OFFERING ON A DELAYED OR CONTINUOUS BASIS UNDER RULE 415(A)(1)(X) AND THEREFORE NOT ELIGIBLE TO CONDUCT A PRIMARY AT-THE-MARKET OFFERING UNDER RULE 415(A)(4). AS SUCH, YOU MUST FILE A REGISTRATION STATEMENT FOR THE "RESALE" OFFERING AT THE TIME OF EACH CONVERSION OR EXERCISE. YOU MUST REGISTER EACH TRANSACTION ON THE FORM YOU ARE ELIGIBLE TO USE TO REGISTER THE TRANSACTION AS A PRIMARY OFFERING. AT THE TIME YOU FILE SUCH REGISTRATION STATEMENT(S), YOU MUST IDENTIFY THE SELLING SHAREHOLDERS AS UNDERWRITERS AND INCLUDE THE PRICE AT WHICH THE UNDERWRITERS WILL SELL THE SECURITIES.

     RESPONSE:
     --------

     Under Rule 415(a)(1)(i), securities may be registered for an offering to be made on a continuous or delayed basis in the future, as long as the registration statement pertains only to "securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary." The shares being registered in the Registration Statement are not being registered on behalf of the Company, but rather on behalf of the named Selling Stockholders, none of which is a subsidiary of the Company, or of which the Company is a subsidiary. Therefore, the Company respectfully submits that the sales by the Selling Stockholders are appropriately characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) and does not constitute an indirect primary offering.

     In our determination of shares to be registered, we have applied the specific circumstances of our transactions to the factors identified by the Division of Corporation Finance in its Manual of Publicly Available Telephone Interpretations, Section D, Interpretation Number 29, as factors it considers in determining whether a secondary offering is in substance an indirect primary offering by an issuer. Given the totality of our circumstances, we believe that the registration of the shares complies with Rule 415(a)(1)(i). The Section D.29 Interpretation states, in relevant part, as follows:

          "The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the Selling Stockholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer."

     Below is a discussion of each of these points which we believe supports our conclusion that the offering should be characterized as a traditional secondary offering, rather than an indirect primary offering:

          1.   "Consideration  should  be  given  to:

               (a)  How long the selling stockholders have held the shares. With
                    ------------------------------------------------------
          regard to the 4,599,290 shares of common stock issued to Selling Stockholders, 4,508,000 of these shares have been held seven (7) months, 32,500 of these shares have been held ten (10) months and 58,790 of these shares have been held for more than three (3) months (as issued for the first quarterly interest payment for the Convertible Note). With regard to the 7,000,000 shares sought for registration underlying the Convertible Note, the Selling Stockholder of the Convertible Note is not eligible to convert any portion of the Convertible Note until the earlier of February 7, 2008 (one year after the date of issuance) or three months after the effective date of the registration statement. Further, in light of the conversion terms and the interest rate payable on the Convertible Note, there is no incentive for the security holder to convert the Convertible Note to shares of common stock in the near future. Additionally, the exercise of the conversion right and issuance of the underlying shares that are the subject of the Registration Statement, will ultimately be dependent upon factors such as the future price of the Company's common stock. Although we are unable to definitively predict the time period that may elapse between the date the Selling Stockholder acquires the shares underlying the Convertible Note and the date upon which it may eventually sell or otherwise transfer the underlying shares, any such transaction will be subject to market risk for in excess of at least nine months.

          Finally, it is management's assertion that, of the 12,290,719 shares sought to be registered, the investment decision by Selling Stockholders representing 11,566,361 of the shares (greater than 94%) was directly related to the Company's previously disclosed participation in the DDJET Partnership with ExxonMobil and another independent oil and gas company in the Barnett Shale project for which the Company had capital investment obligations at the time of the transactions. The Barnett Shale project is a long-term project that has significant growth potential over many years. Because the Company's asset base is substantially weighted toward long-term growth assets and resource projects, management believes that the Selling Stockholders understand that, to fully realize the potential of their investment in the Company, they must consider their investment as long-term.

          Based  on  the  foregoing,  we  respectfully  submit  that the Section
          D.29 Interpretation factor regarding how long the Selling Stockholders have held the shares and the nature of the investment decisions made by the Selling Stockholders supports a finding of a secondary offering and, therefore, the registration is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

               (b)  The  circumstances  under  which  the investors received the
                    ------------------------------------------------------------
          securities.  The Company issued shares, or the shares to be registered
          ----------
          underlying the Convertible Note and Warrants, in six separate transactions. The 4,599,290 shares already issued by the Company were issued with the appropriate restrictive legend. Two of the transactions representing 11,566,361 of the shares (greater than 94%) were issued in two properly conducted and completed PIPE transactions and were fully negotiated by the parties and their counsel at arms' length. The remaining four transactions (representing approximately 6% of the shares sought to be registered) involved issuance of securities for services provided to the Company.

          Additionally, none of the derivative securities has a conversion or exercise price that floats or resets based on the market price of the Company's common stock. Securities having these conversion or exercise price features have the potential to exert significant downward pressure on the market price of a company's stock. The conversion price of the Convertible Note and the exercise price of all Warrants are fixed (subject to customary adjustments) and therefore do not have the same potentially dilutive impact on the market for common stock.

          The Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Section 3S(b) (Supplement - March 1999) the "Section 3s(b) Interpretation") states in relevant part as follows:

               "In a PIPE transaction (private-investment, public-equity), the staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a
               Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the staff's PIPEs analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor's control or that an investor can cause not to be satisfied."

          Under the Section 3S(b) Interpretation, there are two significant criteria that must be met in order for the shares of common stock underlying convertible securities issued in a PIPE transaction to be properly registered for resale as a valid secondary offering. First the issuance of the convertible securities must have been made in a transaction exempt pursuant to
          Section 4(2) under the Securities Act. Secondly, the private placement must be "completed." (See also, Black Box Incorporated, SEC No-Action Letter (June 26, 1990) regarding "completed" private placement transactions).

               Section  4(2)-Exempt  Sale
               --------------------------
               The shares sought to be registered on behalf of the Selling Stockholders were issued in exempt transactions pursuant to Section 4(2) of the Securities Act, based on the safe-harbor to Section 4(2) provided by Rule 506 of Regulation D promulgated under the Securities Act. This exemption was claimed on the basis that none of the transactions involved a public offering and the Selling Stockholders were all "accredited investors" as that term is defined in Rule 501(a) of Regulation D. Appropriate investment representations were obtained from each Selling Stockholder and certificates representing the shares were issued with the appropriate restrictive legends. The Company made appropriate Form D filings for each of the transactions. As a result the shares were issued in exempt transactions pursuant to Section 4(2) under the Securities Act.

               "Completed"  Offering
               ---------------------
               The Section 3S(b) Interpretation discussed above, as well as the Division of Corporation Finance's position in the Black Box Incorporated No-Action Letter, make it clear that a private placement is "completed" if commitments are in place from all investors subject only to conditions outside of their control so that there is no further investment decision. In each of the Company's transactions for which shares are sought to be registered, the Selling Stockholders became irrevocably bound to purchase shares and the Convertible Note for set purchase prices upon the execution of each of the respective transaction documents with the Company. On each such date, the full purchase price was paid by each respective Selling Stockholder. The Selling Stockholders were, and continue to be, at market risk as of and at all times after such transactions were consummated.

          Based  on  the  foregoing,  we  respectfully  submit  that the Section
          D.29 Interpretation factor regarding the circumstances under which the investors received the securities supports a finding of a secondary offering and, therefore, the registration is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

               (c)  Their  relationship  to the Issuer. Other than as previously
                    ----------------------------------
          disclosed with Fortuna Energy LP andArabella Securities, the Company has no relationship with any Selling Stockholder other than as stockholder. The Selling Stockholders do not have representation on the Company's board of directors and are not otherwise individually affiliated with the Company. Although the Selling Stockholders holding 4,599,290 shares of common stock issued have the right to vote, the remaining 7,671,429 shares of common stock underlying the Convertible Note and Warrants do not have the right to vote. Therefore, the 4,599,290 shares issued and sought to be registered currently represents only 11.7% of the voting power of the Company in the the aggregate. In addition, these shares are owned by ten (10) unaffiliated private equity investors who have not indicated any intention to act in concert.

          Further, none of the individual Selling Stockholders controls more than 7.5% of the voting power of the Company. Collectively, a group of four (4) Selling Stockholders are institutional investors affiliated with each other. This group of institutional investors controls approximately 10.2% of the current voting power of the Company and has made the appropriate Form 13G filing to disclose their ownership of Company securities. Of the remaining Selling Stockholders, none controls more than 2.5% of the voting power of the Company.

          Based  on  the  foregoing,  we  respectfully  submit  that the Section
          D.29 Interpretation factor regarding the relationship of the Selling Stockholders supports a finding of a secondary offering and, therefore, the registration is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

               (d)  The  amount of shares involved. The Company entered into six
                    ------------------------------
          (6) separate transactions, commencing in February 2006 and ending in April 2007, each of which was on different terms. We believe the Company should not be required to aggregate the separate securities transactions. Rather, each of the respective transactions should be analyzed relative to the percentage of issued and outstanding common stock at the time that each transaction was completed, as listed below:

          --------------------------------------------------------------------------
                                                                      PERCENTAGE OF
                                                                        SHARES OF
                                                                        ISSUED AND
                                                                       OUTSTANDING
                           TRANSACTION                    NUMBER OF     AT TIME OF
                                                            SHARES     TRANSACTION
          ----------------------------------------------  ----------  --------------
          Private placement issuances of common stock      4,508,000             17%
          ----------------------------------------------  ----------  --------------
          Common stock issued for services                    32,500             <1%
          ----------------------------------------------  ----------  --------------
          Common stock issued for quarterly interest          58,790             <1%
          on Convertible Note
          ----------------------------------------------  ----------  --------------
          Common stock underlying Convertible Note         7,000,000           15.6%
          ----------------------------------------------  ----------  --------------
          Common stock underlying warrants to Fortuna LP     575,000             <2%
          ----------------------------------------------  ----------  --------------
          Common stock underlying warrants                    96,429             <1%
          to Arabella Securities
          ----------------------------------------------  ----------  --------------
                                                          12,270,719
          --------------------------------------------------------------------------

          However, to further support our position that the shares sought to be registered qualify as a secondary offering, if the transactions are indeed aggregated, the total shares sought to be registered represents only 29.4% of the currently issued and outstanding shares of common stock, calculated as follows:

          --------------------------------------------------------------------------------
          NUMERATOR:    Total shares sought to be registered                   12,270,719
          ------------  -----------------------------------------------------  -----------
          DENOMINATOR:  Total shares outstanding as of 7/1/07                  39,388,519
          ------------  -----------------------------------------------------  -----------
                        LESS:  shares of common stock held by affiliates       (5,255,925)
          ------------  -----------------------------------------------------  -----------
                        PLUS:  shares of common stock sought to be registered    7,671429
                        issuable upon conversion/exercise
          ------------  -----------------------------------------------------  -----------
                        SUBTOTAL                                               41,804,023
          ------------  -----------------------------------------------------  -----------

          ------------  -----------------------------------------------------  -----------
                        % OF SHARES SOUGHT TO BE REGISTERED                          29.4%
          --------------------------------------------------------------------------------

          Based  on  the  foregoing,  we  respectfully  submit  that the Section
          D.29 Interpretation factor regarding the amount of shares involved supports a finding of a secondary offering and, therefore, the registration is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

               (e)  Whether  the  sellers  are  in  the business of underwriting
                    ------------------------------------------------------------
          securities.  With regard to the six independent transactions for which
          ----------
          shares are sought to be registered, there are 13 distinct unaffiliated Selling Stockholders (or Selling Stockholder groups), only one of whom currently owns more than 10% of the Company's issued and outstanding common stock. Fifteen of the 17 Selling Stockholders are reputable institutional accredited investors and NONE OF THE SELLING STOCKHOLDERS ARE IN THE BUSINESS OF UNDERWRITING.

          As stated in the Registration Statement, the Selling Stockholders made investments in the Company and they are currently subject to the risk of ownership. They have been subject to the risk of ownership for their own accounts since the date of the closing of each respective transaction and will continue to bear the risk of ownership even after the Registration Statement is declared effective. Furthermore, the registration of the shares was a condition subsequent to each of the respective transactions, not a condition precedent. As a result, the Selling Stockholders bear the risk that the Company would be unable to register the securities, as well as the ongoing market risk of an investment in the Company.

          Additionally, the re-sale of the shares sought to be registered by the Selling Stockholders is not analogous to a primary offering by the Company. In a secondary offering, such as the one contained in the Registration Statement, the Company does not receive any proceeds from the re-sale of the securities. Each Selling Stockholder made an independent decision to invest in the Company and, at that time, the Company received the proceeds of the sale of the shares issued, or the proceeds of the Convertible Note, as applicable. Upon re-sale of the shares by any of the Selling Stockholders, the Company will not receive any proceeds. In the future, the Company will only receive proceeds to the extent either of the two Warrant holders elects to make a second, independent decision to invest in the Company by exercising their Warrants.

          The terms and conditions of all of the transactions for which shares are sought to be registered were fully negotiated at arms' length by the parties and/or counsel. Further, pursuant to the terms of the Convertible Note, the Selling Stockholder is not allowed to convert the principal amount of the Convertible Note into shares of the Company's common stock until the earlier to occur of (i) February 7, 2008 (one year after the original issue date), or (ii) three months after the registration statement becomes effective. Upon the conversion of the portion of the Convertible Note for which shares are sought to be registered, the Selling Stockholder would own approximately 15.1% of the Company's currently issued and outstanding stock. The Selling Stockholder of the Convertible Note has made a specific representation and warranty that states, in part, that it has acquired the securities for its own account, and with no present intention of distributing the securities or any part thereof. Further, the Selling Stockholder of the Convertible Note represented that, if it decided to dispose of any of the shares acquired upon conversion of the Convertible Note, it would do so only in compliance with then applicable federal and state securities laws, including Rule 144. Upon full conversion, the Convertible Note Holder's only relationship with the Company would be that of an equity holder.

          Based  on  the  foregoing,  we  respectfully  submit  that the Section
          D.29 Interpretation factor regarding whether the sellers are in the business of underwriting securities supports a finding of a secondary offering and, therefore, the registration is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

               (f)  Whether  under  all  the  circumstances  it appears that the
                    ------------------------------------------------------------
          seller  is  acting  as  a  conduit for the issuer. As disclosed in the
          -------------------------------------------------
          Registration Statement, each of the Selling Stockholders has represented to us in writing in substance that (i) it acquired the securities and will acquire the underlying securities for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act, (ii) it acquired the securities and will acquire the underlying shares in the ordinary course of business, and (iii) at the time it acquired the securities, it did not have any agreement or understanding, directly or indirectly, with any person to distribute any of the securities or underlying shares. As discussed above, the Company entered into separate transactions, all of which were fully negotiated by the parties and/or counsel at arms' length. Further, none of the Selling Stockholders is in this business of underwriting securities.

          Based  on  the  foregoing,  we  respectfully  submit  that the Section
          D.29 Interpretation factor regarding whether under all the circumstances it appears that the seller is acting as a conduit for the issuer supports a finding of a secondary offering and, therefore, the registration is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

     Under Rule 415(a)(1)(i), securities may be registered for an offering to be made on a continuous or delayed basis in the future, as long as the registration statement pertains only to "securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary." The shares sought to be registered on the Registration Statement, as amended, are not on behalf of the Company, but rather on behalf of the named Selling Stockholders, none of which is a subsidiary of the Company, or of which the Company is a subsidiary. For the reasons stated herein, the Company respectfully submits that its registration of the resale of 12,270,719 shares in the Registration Statement is in compliance with Rule 415(a)(1)(i).

2. AT THE TIME THAT YOU FILE SUCH REGISTRATION STATEMENT(S), INCLUDE IN THE PROSPECTUS THE INFORMATION YOU PROVIDED TO US IN RESPONSE TO COMMENTS 1 THROUGH 7 AND COMMENT 9. HOWEVER, IN REGARD TO YOUR RESPONSE TO OUR PRIOR COMMENT 2, PLEASE IDENTIFY TO WHOM YOU PAID THE PLACEMENT AGENT FEES, AND IN REGARD TO YOUR RESPONSE TO OUR PRIOR COMMENT 8, FILE AS AN EXHIBIT A COPY OF THE INVESTMENT BANKING AGREEMENT WITH ARABELLA SECURITIES, AS APPROPRIATE.

     RESPONSE:  In  response  to  the  Staff's  comment,  we  have  included the
     --------
     requested disclosure in Amendment No. 2 to the Registration Statement as follows:

     ----------------------------------------------------------
     COMMENT NO.   REGISTRATION STATEMENT    BEGINNING PAGE NO.
                      SECTION INSERTED          OF SECTION
     -----------  -------------------------  ------------------
          1       Description of Securities          37
     -----------  -------------------------  ------------------
          2       Description of Securities          37
     -----------  -------------------------  ------------------
          3       Selling Stockholders               30
     -----------  -------------------------  ------------------
          4       Description of Securities          37
     -----------  -------------------------  ------------------
          5       Selling Stockholders               30
     -----------  -------------------------  ------------------
          6       Selling Stockholders               30
     -----------  -------------------------  ------------------
          7       Description of Securities          37
     -----------  -------------------------  ------------------
          9       Selling Stockholders               30
     ----------------------------------------------------------

     As noted in the Company's Form 8-K filing on December 11, 2006, we paid placement agent fees to Scarsdale Equities LLC. Additionally, we have filed a copy of the investment banking agreement with Arabella Securities as Exhibit 10.40 to our Amendment No. 2 to the Registration Statement.

                                   **********
NOTE: The Company respectfully urges the Staff to reconsider its comment that the offering appears to be a primary offering. The only apparent alternative that the Company would have to comply with its contractual obligations to its security holders would be multiple serial registration statements, which would effectively keep the Company in a state of perpetual registration. Management believes this would not be beneficial to the Company's shareholders and would materially adversely affect the Company's ability to implement its long-term growth strategy. The Company is a partner with a subsidiary of ExxonMobil in the Barnett Shale project and will need to raise additional capital in order to meet its capital obligations to the Partnership. The Company also has a significant waterflood project that will need substantial capital over the next several years to fully develop. Therefore, limiting the Company's financing ability would endanger that strategy and the Company's ability to conduct and maintain existing operations for which we have current obligations.